SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Trina Solar Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G90565 10 5 (CUSIP Number)

Initial Public Offering - December 22, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Jifan Gao
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

324,800,000 ordinary shares
6 SHARED VOTING POWER

106,400,000 ordinary shares (consist of shares deemed beneficially held by Ms. Chunyan Wu which are expressly disclaimed by Mr. Jifan Gao)
7 SOLE DISPOSITIVE POWER

324,800,000 ordinary shares
8 SHARED DISPOSITIVE POWER

106,400,000 ordinary shares (consist of shares deemed beneficially held by Ms. Chunyan Wu which are expressly disclaimed by Mr. Jifan Gao)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

431,200,000 ordinary shares (include 106,400,000 ordinary shares deemed beneficially held by Ms. Chunyan Wu which are expressly disclaimed by Mr. Jifan Gao)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

19.8%
12	TYPE OF REPORTING PERSON*

IN

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Topower International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

324,800,000 ordinary shares
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

324,800,000 ordinary shares
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

324,800,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.0%
12	TYPE OF REPORTING PERSON*

CO

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Chunyan Wu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

0
6 SHARED VOTING POWER

431,200,000 ordinary shares (include 324,800,000 ordinary shares deemed beneficially held by Mr. Jifan Gao which are expressly disclaimed by Ms. Chunyan Wu)
7 SOLE DISPOSITIVE POWER

0
8 SHARED DISPOSITIVE POWER

431,200,000 ordinary shares (include 324,800,000 ordinary shares deemed beneficially held by Mr. Jifan Gao which are expressly disclaimed by Ms. Chunyan Wu)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

431,200,00 ordinary shares (include 324,800,000 ordinary shares deemed beneficially held by Mr. Jifan Gao which are expressly disclaimed by Ms. Chunyan Wu)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

19.8%
12	TYPE OF REPORTING PERSON*

IN

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Perseverance International Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

106,400,000 ordinary shares
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

106,400,000 ordinary shares
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

106,400,000 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.9%
12	TYPE OF REPORTING PERSON*

CO

ITEM 1	(a).	NAME OF ISSUER:

Trina Solar Limited (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Mr. Jifan Gao
Topower International Limited

Ms. Chunyan Wu
Perseverance International Investment Limited

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of Mr. Jifan Gao is c/o Trina Solar Limited, No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

The address of Topower International Limited is P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

The address of Ms. Chunyan Wu is c/o Trina Solar Limited, No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China.

The address of Perseverance International Investment Limited is P.O. Box 3321, Road Town, Tortola, British Virgin Islands.

ITEM 2	(c).	CITIZENSHIP:

Mr. Jifan Gao is a citizen of the People’s Republic of China.

The place of organization of Topower International Limited is British Virgin Islands.

Ms. Chunyan Wu is a citizen of the People’s Republic of China.

The place of organization of Perseverance International Investment Limited is British Virgin Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.00001 par value

ITEM 2	(e).	CUSIP NUMBER:

G90565 10 5

ITEM 3.		Not Applicable

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Mr. Jifan Gao	431,200,000 ordinary shares*	19.8%	324,800,000 ordinary shares	106,400,000 ordinary shares*	324,800,000 ordinary shares	106,400,000 ordinary shares*

Topower International Limited	324,800,000 ordinary shares	15.0%	324,800,000 ordinary shares	0	324,800,000 ordinary shares	0

Ms. Chunyan Wu	431,200,000 ordinary shares**	19.8%	0	431,200,000 ordinary shares**	0	431,200,000 ordinary shares**

Perseverance International Investment Limited	106,400,000 ordinary shares	4.9%	106,400,000 ordinary shares	0	106,400,000 ordinary shares	0

*	Include 106,400,000 ordinary shares deemed beneficially held by Ms. Chunyan Wu which are expressly disclaimed by Mr. Jifan Gao.
**	Include 324,800,000 ordinary shares deemed beneficially held by Mr. Jifan Gao which are expressly disclaimed by Ms. Chunyan Wu.

Topower International Limited, a British Virgin Islands company, is the record owner of 324,800,000 ordinary shares of Trina Solar Limited. Mr. Jifan Gao is the sole shareholder of Topower International Limited. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Mr. Jifan Gao may be deemed to beneficially own all of the shares held by Topower International Limited.

Perseverance International Investment Limited, a British Virgin Islands company, is the record owner of 106,400,000 ordinary shares of Trina Solar Limited. Ms. Chunyan Wu is the holder of approximately 64% of the shares of Perseverance International Investment Limited. Because Ms. Chunyan Wu is the controlling shareholder of Perseverance International Investment Limited, Ms. Chunyan Wu may be deemed to beneficially own all of the shares held by Perseverance International Investment Limited in accordance with Section 13(d) of the Exchange Act.

Ms. Chunyan Wu also holds 4,385,965 restricted shares that are subject to transfer, dividend and voting restrictions until such shares are vested. Because such restricted shares will not vest within 60 days, her ownership of such restricted shares has not been included in this report.

Mr. Jifan Gao and Ms. Chunyan Wu are husband and wife, and may be deemed to share beneficial ownership of the shares held by each other. Mr. Jifan Gao and Ms. Chunyan Wu both expressly disclaim such beneficial ownership of the shares beneficially owned by each other.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

Jifan Gao	/s/ Jifan Gao
Jifan Gao

Topower International Limited	By:	/s/ Jifan Gao
	Name:	Jifan Gao
	Title:	Director

Chunyan Wu	/s/ Chunyan Wu
Chunyan Wu

Perseverance International Investment Limited	By:	/s/ Chunyan Wu
	Name:	Chunyan Wu
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement